FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL’S BONUS SHARES REGISTERED BY CMB

Subject:   Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

Previously Turkcell announced its capital increase decision via a bonus share distribution. Please find below Turkcell’s statement sent to Istanbul Stock Exchange on June 9, 2006 regarding the Capital Markets Board registration of its bonus shares. The registration of the bonus shares by Capital Markets Board and the announcement of this registration is a regulatory procedure.

Based on the Board of Directors decision dated May 31, 2006, Turkcell announced that the issued capital of the Company would be increased by TRY345,112,659 to TRY2,200,000,000 from TRY1,854,887,371. Please note that TRY345,112,659 is composed of 2005 distributable income in an amount of TRY89,450,588, previous years’ income in an amount of TRY204,000,290 and the capital inflation adjustment in an amount of TRY51,661,781. The Capital Markets Board registered the bonus share to be issued with its June 9, 2006 dated and 63/696 numbered decision.

The bonus share to be issued shall be delivered to our Company’s shareholders in exchange of new share purchase denomination no:5, commencing from June 12, 2006 in Istanbul Head Office, Goztepe, Osmanbey, Izmir and Ankara branches of Yapi Kredi Menkul Degerler A.S. and also in Central Registration Agency located at Suzer Plaza Askerocagi Cad. No: 15 K: 2 34367 Elmadag Sisli Istanbul. The bonus share distribution will continue starting from June 30, 2006 at Turkcell’s headquarter for indefinitely.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler Investor Relations 09.06.2006, 16:15	Nihat Narin Internal Audit 09.06.2006, 16:15

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

FOR IMMEDIATE RELEASE

Istanbul, Turkey: June 23, 2006 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that the CEO of our Company, Muzaffer Akpinar resigned from his CEO position at Turkcell Iletisim Hizmetleri A.S. With regard to the Company’s international operations, he will continue with his board membership duties, which are related to the investments in Ukraine, and at Fintur Holdings B.V., as well as at the GSMA Association. The Company’s Board of Directors shall appoint the new CEO at the next Board Meeting.

Moreover, the Board of Directors of Turkcell took the following decision On June 23, 2006;

Turkcell shall bid at the tender of the third GSM license in Arab Republic of Egypt and that the Company management shall be authorized to consummate required transactions with regard to this tender.

In accordance with the authority granted by Article 6 of the Articles of Association, and in line with the previous Board of Directors decision, the issued capital of Turkcell would be increased to TRY2,200,000,000 from TRY1,854,887,341, namely by an amount of TRY345,112,659; out of which TRY89,450,588 is transferred from the distributable dividends of year 2005, TRY204,000,290 is transferred from the distributable dividends of previous years and TRY51,661,781 is transferred from the equity inflation adjustment difference under the Company’s registered capital ceiling of TRY 2,200,000,000. The bonus share certificate to be issued for each share having a nominal value of TRY 1 would be 18.605586%. Since all transactions are concluded and the distribution of such shares to our shareholders was realized in accordance with the provisions of the Capital Market Board’s rules and regulations, the required application shall be made to the Capital Markets Board in order to obtain the Certificate of Registration to evidence the conclusion of the capital increase and after obtaining the Certificate of Registration; all necessary actions shall be taken for the Trade Registry and the announcement on the Turkish Trade Registry Gazette for the registration of the capital increase.

In connection with the Share Certificate Pledge and Subordinate Pledge Agreements dated September 27, 2005 and signed between TMSF and one of the shareholders of our Company, Cukurova Holding A.S., a pledge right was established in favor of TMSF over 16,000,000 Company shares, each having a nominal value of TRY 1 (Yapi ve Kredi Bankasi A.S. also has a pledge right on such shares, within the context of the Subordinate Pledge Agreement). The annotation of such pledge in the Share Book of our Company, as of May 26, 2006, has been accepted.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 28.7 million post-paid and pre-paid customers as of March 31, 2006 operating in a three player market with a market share of approximately 64% as of year end 2005 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 501 operators in 191countries as of May 5, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$1,132 million net revenue as of March 31, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson: Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 21, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 21, 2006	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer